UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70143

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Long Neck Services LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1025 Boston Post Road
(No. and Street)

Darien (City) Connecticut (State) 06820 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph Schlim (Name) 2035243039 (Area Code – Telephone Number) joseph.schlim@longneckservices.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

53 State Street (Address) Boston (City) MA (State) 02109 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Schlim, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Long Neck Services LLC, as of 2/28, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Christy Nicole Edmondson, Notary Public
Monroe County
My commission expires April 24, 2027
Commission number 1431669
Member, Pennsylvania Association of Notaries

Signature:

Title: Principal

Notary Public Christy Nicole Edmondson

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LONG NECK SERVICES LLC

Financial Statements

and

Report of Independent Registered Public Accounting Firm

For the Year Ended DECEMBER 31, 2023

LONG NECK SERVICES LLC

Financial Statements and Report of Independent Registered Public Accounting Firm

For the Year Ended DECEMBER 31, 2023

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Long Neck Services LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Long Neck Services LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I: Computation of Net Capital under Rule 15c3-1, Schedule II: Computation of Reserve Requirements Pursuant to Rule 15c3-3, and Schedule III: Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Marcum LLP

Boston, MA
February 28, 2024

LONG NECK SERVICES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS		
Cash	$	96,991
FINRA Deposit Acct		3,047
TOTAL ASSETS	$	100,038
LIABILITIES AND MEMBER'S EQUITY		
Total Member's Equity		100,038
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	100,038

The accompanying notes are an integral part of these financial statements.

LONG NECK SERVICES LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2023

Revenue		
Placement Fees	$	480,000
Expenses		
Bank Service Charges	$	492
Business Licenses and Permits	$	4,203
Computer and Internet Expenses	$	1,765
Rent Expense	$	26,668
Professional Fees	$	35,020
Total Expenses	$	68,148
Other Income	$	3,537
Net Income	$	415,389

The accompanying notes are an integral part of these financial statements.

LONG NECK SERVICES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2023

Balance at January 1, 2023	$	194,649
Distributions		(510,000)
Net Income		415,389
Balance at December 31, 2023	$	100,038

The accompanying notes are an integral part of these financial statements.

LONG NECK SERVICES LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2023

OPERATING ACTIVITIES	
Net Income	**$ 415,389**
Adjustments to reconcile net income to net cash provided by operating activities:	
Non-cash lease expense	**26,063**
Changes in Operating assets and Liabilities	
Prepaid Expenses	**5,875**
FINRA Deposit	**(978)**
Operating lease liability	**(27,691)**
Total Adjustments	**3,269**
Net Cash Provided by Operating Activities	**418,658**
FINANCING ACTIVITIES	
Capital Distributions	**(510,000)**
Net Cash used in Financing Activities	**(510,000)**
Net Cash decrease for Period	**(91,342)**
Cash at Beginning of the Period	**188,333**
Cash at the End of the Period	**$ 96,991**

The accompanying notes are an integral part of these financial statements.

LONG NECK SERVICES LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

NOTE 1 - ORGANIZATION

Long Neck Services LLC (the "Company") has been organized in the state of Delaware since December 1, 2014, and registered as broker-dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") since November 30, 2018. The Company was approved to act as a Capital Acquisition Broker transacting in the private placements of securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of deposits with a major financial institution.

Income Taxes

The Company is recognized as a single member Limited Liability Company (an "LLC") by the Internal Revenue Service. The LLC is regarded as a pass-through entity, where any income tax liability is recognized and paid by the member.

For all open tax years and for all major taxing jurisdictions, the Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. No interest expense or penalties have been recognized as of or for the period ended December 31, 2023. The Company's conclusions regarding uncertain tax positions is subject to review and adjustment later based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing and the current and prior years remain subject to examination as of December 31, 2023.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The authoritative guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. The five steps are: (i) identify the contract with the customer; (ii) identify the performance obligation in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation; and (v) recognize revenue when or as each performance obligation is satisfied.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company provides the service of raising capital for investment in private funds under placement agreements with asset managers. The Company had open contracts and earned revenue from one asset manager during the year. Revenue for placement services is generally recognized over time when the performance obligation has been fulfilled and the amount of future consideration is highly susceptible to factors outside the entity's influence and/or the amount of future consideration cannot be estimated. Fees for retainer services are generally recognized at the point in time at which the performance obligation has been fulfilled. There were no contract liabilities recorded as of December 31, 2023 related to advanced consideration received from customers for contracts.

Revenue was earned from one customer during the year in the amount of $480,000 for placement fees, and other revenue was $3,537.

Estimates and Indemnifications

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not occurred. The Company expects the risk of loss to be remote.

Credit Loss on Financial Instruments

The Company has adopted the Financial Accounting Standard Board's ("FASB") Accounting Standard Update ("ASU") 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of December 31, 2023.

NOTE 3 - RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 operating as a Capital Acquisition Broker, relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and the Company carries no customer accounts, promptly transmits all customer funds, delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2023, the Company had net capital of $96,991, which exceeded the $5,000 minimum requirement by $91,991. The Company's ratio of aggregate indebtedness to net capital ratio was 0 at December 31, 2023.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has no expense sharing arrangements, and there were no business-related expenses paid by the Sole Member from his personal funds that were reimbursed.

NOTE 6 – CONCENTRATION of CREDIT RISK

Financial instruments, which potentially subjects the Company to concentrations of credit risk, consist primarily of cash. The Company has a potential concentration of credit risk if it maintains deposits with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The maximum deposit insurance amount is $250,000, which is applied per depository institution for each account ownership category. It is the Company's policy to monitor the credit standing of the financial institution in which it conducts business. The Company does not have an expectation of credit losses for this arrangement.

NOTE 7 – LEASE RECOGNITION

The Company recognizes its leases under ASC Topic 842, Leases ("Topic 842"). Upon adoption, the Company determined it had one operating lease to be recognized. The lease was entered into as of January 1, 2019 for a term of five years, and it expired on December 31, 2023.

Operating lease assets and operating lease liabilities were recognized based on the present value of future lease payments over the lease term at the commencement date. As the Company's lease did not provide an implicit rate, the Company estimated its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. The Company's borrowing rate utilized was 4%. Lease expense was recognized on a straight-line basis over the lease term and was $26,694 for the period ended December 31, 2023. The Company's operating lease had a remaining lease term of 12 months. Cash paid during the period for amounts included in the measurement of the lease liability was $28,295.

On January 1, 2024, the Company entered into an agreement to pay rent on a month-to-month basis in the amount of $1,955 per month for the use of its current office space.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through February 28, 2024.

LONG NECK SERVICES LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

AS OF DECEMBER 31, 2023

Computation of Net Capital under Rule 15c3-1

SCHEDULE I

COMPUTATION OF NET CAPITAL

Member's Equity	$	100,038
Less: Non-Allowable Assets		(3,047)
Net Capital	$	96,991
Min dollar net capital requirement	$	5,000
Min Net Capital Required (6 2/3rds% of aggregate indebtedness)	$	0
Net Capital Requirement	$	5,000
Excess Net Capital	$	91,991
Aggregate indebtedness	$	0
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$	91,991
Ratio of aggregate indebtedness to net capital	$	0

There were no material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the Net Capital Pursuant to Rule 15c3-1.

LONG NECK SERVICES LLC

For the Year Ended December 31, 2023

AS OF DECEMBER 31, 2023

Computation of Reserve Requirements Pursuant to 15c3-3

SCHEDULE II

The Company is exempt from the Reserve Requirements pursuant to Rule 15c3-3 as the Company is registered as a Capital Acquisitions Broker and does not and will not hold customer funds or securities.

LONG NECK SERVICES LLC

For the Year Ended December 31, 2023

AS OF DECEMBER 31, 2023

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

SCHEDULE III

Information related to possession and control requirements is not applicable to Long Neck Services LLC as the Company is an exempt Capital Acquisitions Broker and does not and will not hold customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Long Neck Services LLC

We have reviewed management's statements, included in the accompanying Management's Exemption Report, pursuant to SEC Rule 17a-5, in which (1) Long Neck Services LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Management's Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisitions brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Long Neck Services LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Long Neck Services LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Marcum LLP

Boston, MA
February 28, 2024

Management's Exemption Report

Long Neck Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17
C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and
(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Long Neck Services LLC

I, Joseph Schlim, swear that to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________
Joseph Schlim
Principal and Managing Member

February 28, 2024



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Managing Member of
Long Neck Services LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of the Long Neck Services LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the

objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, MA
February 28, 2024